Filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated October 5, 2011 to Prospectus dated October 6, 2010

Registration No. 333-169789

DARDEN RESTAURANTS, INC.

FINAL TERM SHEET

Dated: October 5, 2011

4.50% Senior Notes due 2021

Issuer:	Darden Restaurants, Inc.

Size:	$400,000,000

Expected Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB by Fitch Ratings

Trade Date:	October 5, 2011

Settlement Date:	October 11, 2011 (T+3)

Maturity Date:	October 15, 2021

Interest Payment Dates:	April 15 and October 15, beginning April 15, 2012

Coupon (Interest Rate):	4.50%

Price to Public:	99.601%

Benchmark Treasury:	2.125% due August 15, 2021

Benchmark Treasury Price / Yield:	102-00+ / 1.90%

Spread to Benchmark Treasury:	+265 basis points

Yield to Maturity:	4.55%

Redemption Provisions:	In whole or in part, at any time, at the Issuer’s option, at the greater of (i) 100% of principal amount or (ii) discounted present value at the Treasury Rate plus 40 basis points

CUSIP / ISIN:	237194AJ4/ US237194AJ45

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Comerica Securities, Inc. Deutsche Bank Securities Inc. Fifth Third Securities, Inc. Goldman, Sachs & Co. Loop Capital Markets LLC Mizuho Securities USA Inc. The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or e-mail to dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or email to cmClientsupport@wachovia.com.